EMAIL: KSCHLESINGER@OLSHANLAW.COM DIRECT DIAL: 212.451.2252

October 1, 2019

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Office of Manufacturing and Construction
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Sergio Chinos

Re:	Legacy Housing Corp
Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”)
Filed September 16, 2019
File No. 001-38761

Dear Mr. Chinos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 27, 2019 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with our client, Legacy Housing Corp. (the “Company”), and we provide the following response on the Company’s behalf.  For ease of reference, the comment in the Staff Letter is reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed September 16, 2019

Comparison of Shareholder Rights Before and After the Reincorporation
Forum Selection, page 23

1.                                      We note that your forum selection provision in Article VIII of your Certificate of Formation to be adopted provides that it will not apply to actions arising under the Securities Act or Exchange Act. Please revise page 23 to disclose that the provision does not apply to actions arising under the Securities Act or Exchange Act.

In response to the Staff’s comment, the following disclosure will be added to the  “Comparison of Shareholder Rights Before and After the Reincorporation—Forum Selection” section of the Definitive Proxy Statement:

“However, this sole and exclusive forum provision will not
apply in those instances where there is exclusive federal

jurisdiction, including but not limited to certain actions
arising under the Securities Act or the Exchange Act.”

The Staff is invited to contact the undersigned or Kenneth Schlesinger with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments or if the Company can proceed with the mailing of the Definitive Proxy Statement.

Sincerely,

/s/ Spencer Feldman

cc:	Neal Suit, Esq.
Kenneth Schlesinger, Esq.